# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Grantham, Mayo, Van Otterloo & Co. LLC, CIK 0001352662
CUSIP: 90139K605
Title of class of securities: GMO U.S. Value ETF
Address of issuer's principal executive offices: 53 STATE STREET, SUITE 3300, BOSTON, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 07/10/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001567247

## Reporting persons
- Commerce Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 296,011; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 296,011 (9.3% of the class)

## Item 1. Issuer
Name of issuer: Grantham, Mayo, Van Otterloo & Co. LLC
Address of issuer's principal executive offices: 53 STATE STREET, SUITE 3300, BOSTON, MASSACHUSETTS, 02109.

## Item 2. Person Filing
Name of person filing: Commerce Advisors, LLC
Address of principal business office or, if none, residence: 5050 Poplar Avenue, Suite 2020, Memphis, TN 38157
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: $296,011
Percent of class: 9.3%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 296,011
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Commerce Advisors, LLC: Joseph Vincent Robinson, CEO (08/07/2026)